Exhibit 99.2

SES, Société Anonyme

Interim condensed consolidated financial statements

for the six-month period ended 30 June 2026

Operational and financial review	3
Responsibility statement	6
Report on review of interim condensed consolidated financial statements	7
Interim condensed consolidated income statement	10
Interim condensed consolidated statement of comprehensive income	11
Interim condensed consolidated statement of financial position	12
Interim condensed consolidated statement of cash flows	14
Interim condensed consolidated statement of changes in shareholders’ equity	15
Notes to the interim condensed consolidated financial statements	17
Note 1 - Corporate information	17
Note 2 - Basis of preparation and accounting policies	17
Note 3 - Significant accounting judgements and estimates	18
Note 4 - Significant changes in the current reporting period	18
Note 5 - Business combinations	20
Note 6 - Revenue	22
Note 7 - Other operating expenses	23
Note 8 - Dividends declared and paid during the period	23
Note 9 - Income tax	23
Note 10 - Fair value management of financial instruments	24
Note 11 - Earnings per share	26
Note 12 - Related party transactions	27
Note 13 - Analysis of impairment indicators	27
Note 14 - Cash flow information	28
Note 15 - Events occurring after the reporting date	28
Note 16 - Alternative performance measures	28

Operational and financial review

Key business and financial highlights

(Intelsat fully consolidated from 17 July 2025 – as reported; at constant FX unless explained otherwise)

SES regularly uses Alternative Performance Measures (APMs) to present the performance of the group and believes that these APMs are relevant to enhance understanding of the group’s financial performance and financial position.

€million	H1 2026	H1 2025	∆ at reported FX	∆ at constant FX
Average €/$ FX rate	1.17	1.08
Revenue	1,602	978	+63.9%	+72.4%
Adjusted EBITDA	725	521	+39.2%	+47.0%
Adjusted Net Profit (Loss)	(89)	77	n/m	n/m
Adjusted Net Operating Cash Flow	522	480	+8.7%	n/m
Adjusted Free Cash Flow	(130)	193	n/m	n/m
Adjusted Net Debt / Adjusted EBITDA	4.4 times	1.1 times	n/m	n/m

“At constant FX” refers to comparative figures restated at the current period FX to neutralise currency variations.

Networks revenue of €1,018 million (64% of total revenue) increased +89.0% yoy driven by growth in Mobility (+169.9% yoy; including positive impact from a planned contract restructuring in Aviation of €81 million in Q1 2026, €15 million in Q2 2025 and periodic revenue of €19 million recognized in Maritime in Q1 2025), Government & Defense (+41.9% yoy), and Fixed Data (+89.3% yoy).

Media revenue of €571 million (36% of total revenue) was up +46.5% yoy, benefiting from fully consolidating Intelsat from 17 July 2025. Underlying performance reflects capacity optimization in mature markets as well as the impact from the Brazilian customer bankruptcy in Q1 2026.

Adjusted EBITDA of €725 million represented an Adjusted EBITDA margin of 45.2% (H1 2025: 53.3%) including the contribution from the acquisition of Intelsat from 17 July 2025 and a contract restructuring in Mobility in Q1 2026 as well as lower OpEx. These favorable impacts were partly offset by the mix impact of revenue declines from Fixed Data and Media, and the phasing of Government contracts, as well as adverse foreign exchange impacts.

Adjusted EBITDA excludes significant special items of €6 million net income (H1 2025: €10 million net income), comprising fair value movement on contingent value rights of €72 million (H1 2025: nil) and other income (non-recurring) of €22 million (H1 2025: €49 million), partly offset by restructuring charges of €10 million (H1 2025: €6 million), costs associated with the development and/or implementation of merger and acquisition activities (“M&A”) of €11 million (H1 2025: €32 million), non-cash loss from derecognition of assets of €33 million (H1 2025: nil), non-cash impairment losses on financial assets non-recurring of €31 million (H1 2025: nil) and other charges of non-recurring nature of €3 million (H1 2025: €2 million).

Adjusted Net Loss of €89 million (H1 2025: Profit of €77 million) mainly reflects €250 million year-on-year increased depreciation & amortisation driven by the Intelsat acquisition, higher net financing costs of €155 million (H1 2025: €12 million), as well as higher non-operating expenses and non-controlling interest. This is partly offset by higher Adjusted EBITDA and lower net income tax. Net financing costs includes interest expense on external borrowings of €115 million (H1 2025: €41 million) and other net interest expense of €77 million (H1 2025: €12 million), partly offset by interest income of €32 million (H1 2025: €52 million), as well as the impact of net foreign exchange gain of €5 million (H1 2025: loss of €11 million).

Adjusted Net Loss excludes the significant special items highlighted above, as well as non-cash net impairment expense of €106 million (H1 2025: €73 million), M&A-related net financing charges of nil (H1 2025: €23 million) and net tax benefit of €13 million (H1 2025: benefit of €23 million) associated with all the significant special items.

Adjusted Free Cash Flow (excluding significant special items) was an outflow of €130 million, representing a year-on-year decrease of €323 million. This primarily reflected higher capital expenditure and interest payments, as well as an adverse working capital movement driven by timing of collections. Adjusted Net Operating Cash Flow of €522 million excludes €186 million of payments in connection with IRIS2 restricted cash and €30 million of payments in respect of other significant special items and represents an increase of €42 million compared to prior period. Payments in respect of other significant special items mainly relate to outflows associated with the development and/or implementation of merger and acquisition activities and restructuring.

At 30 June 2026, the Adjusted Net Debt to Adjusted EBITDA ratio (treating 50% of €1.650 billion of hybrid bonds as debt and 50% as equity) was 4.4 times (31 December 2025: 3.9 times). Cash & cash equivalents of €703 million (excluding €215 million of restricted cash with respect to the SES-led consortium’s involvement in IRIS2).

In H1 2026, SES repaid debt maturities of approximately €1,186 million, including its €650 million senior bond and its outstanding €525 million Deeply Subordinated Fixed Rate Resettable Securities.

SES continues to engage with insurers on the insurance claim for O3b mPOWER satellites 1-4. In Q2 2026, the company has collected approximately $15 million (€13 million) through settlements, with additional payments expected as negotiations progress. To date the company has collected a total of $218 million.

On 2 April 2026, shareholders at the AGM approved all company-recommended resolutions. The final FY 2025 dividend of €104 million equal to €0.25 per A-share and €0.10 per B-share was paid to shareholders on 16 April 2026.

On 17 June 2026, shareholders at the EGM approved the cancelation of treasury shares resulting in a c.6% reduction of the total shares (economic) to 417 million shares.

SES restates its commitment to disciplined financial allocation, investment grade metrics and net leverage target of 3.0 times or below. Once the company meets its net leverage target it intends to increase the annual base dividend, and at least a majority of future exceptional cash flows will be prioritized for shareholder returns.

The SES-led SpaceRISE consortium is progressing well through Rendez-Vous 1 of the IRIS² program. SES is working closely with the European Commission and the European Space Agency to validate most key terms and conditions, including project costs, supply chain arrangements, and technical requirements for the design, delivery, and operation of the innovative MEO-LEO network.

SES remains fully committed to the European Union’s vision for a sovereign, secure, and competitive space-based connectivity infrastructure. As the lead member of the SpaceRise consortium, SES collaborates with all partners to ensure successful delivery of IRIS².

On 24 July 2026, the U.S. Federal Communications Commission (FCC) published the Upper C-band Report & Order that repurposes 160 MHz of Upper C-band spectrum in the contiguous United States for next-generation terrestrial wireless services. The spectrum will be auctioned by no later than July 2027, and satellite operators will be required to clear the spectrum by December 2030 (for the top 75 partial economic areas) and June 2031 (for the remaining areas). Gross incentive payments of approximately $5.6 billion will be paid to SES if the spectrum is cleared within the specified transition deadlines. The Report and Order also provides for the reimbursement of reasonable and necessary costs associated with the transition of Upper C-band customers to other spectrum in order to provide them with substantially the same service. SES remains fully committed to working cooperatively with the FCC and all stakeholders to complete the Upper C-band transition in time. SES restates its commitment to disciplined financial allocation of future proceeds received under the FCC’s Report and Order.

Operational performance

(Intelsat consolidated from 17 July 2025)

REVENUE BY BUSINESS UNIT

	Revenue as reported (€ million)			As reported revenue change (year-on-year) at constant FX
	Q1 2026	Q2 2026	H1 2026	Q1 2026	Q2 2026	H1 2026
Average €/$ FX rate	1.18	1.16	1.17
Media	285	286	571	+42.9%	+50.3%	+46.5%
Networks	556	462	1,018	+106.0%	+72.0%	+89.0%
Government & Defense	189	192	381	+50.7%	+34.1%	+41.9%
Fixed Data	109	108	216	+79.0%	+101.0%	+89.3%
Mobility	259	162	421	+207.8%	+125.6%	+169.9%
Other	6	7	13	n/m	n/m	n/m

Group Total	847	755	1602	+80.5%	+64.2%	+72.4%

‘At constant FX’ refers to comparative figures restated at the current period FX rates to neutralize currency variations.

Anticipated future satellite launches

Satellite	Region	Application	Launch Date
O3b mPOWER (satellites 11-13)	Global	Networks	Q3 2026
IS-42	N. Atlantic, W. Europe, W. Africa	Networks	2028
IS-43	Indian Ocean Region, Europe, Middle East, Africa	Networks	2028
IS-45	Middle East	Government & Defense	2028
ASTRA 1Q	Europe	Media, Networks	2028
SES-26	Africa, Asia, Europe, Middle East	Media, Networks	2028
EAGLE-1	Europe	Government & Defense	2028
GOVSAT-2	Europe	Government & Defense	2029

Launch dates are based on satellite manufacturer’s estimated delivery dates as of 30 June 2026. Final launch dates are subject to confirmation by launch providers.“Networks” refers to Government & Defense, Mobility, and Fixed Data applications

Business risks and their mitigation

For the remaining six months of the financial year, SES does not envisage any additional risks compared to the risk assessment performed for the year-end 31 December 2025, which are disclosed in full in the Annual Report 2025.

Related party transactions

Refer to Note 12 - Related party transactions.

Responsibility statement

The Board of Directors and the executive management of the company reaffirm their responsibility to ensure the maintenance of proper accounting records disclosing the financial position of the group with reasonable accuracy at any time, and ensuring that an appropriate system of internal controls is in place to ensure that the group’s business operations are carried on efficiently and transparently.

In accordance with Article 4 of the law of 11 January 2008 on the harmonization of transparency requirements in relation to information about an issuer whose securities are admitted to trading on a regulated market, we declare that, to the best of our knowledge, the interim condensed consolidated financial statements for the half year ended 30 June 2026, prepared in accordance with IAS 34, “Interim Financial Reporting” as adopted for use by the European Union, give a true and fair view of the assets, liabilities, financial position and profit of the year of SES and its subsidiaries included in the consolidation taken as a whole.

In addition, the management’s report includes a fair view of the development and performance of the business and the position of SES and its subsidiaries included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

Frank Esser	Adel Al-Saleh
Chairman of the Board of Directors	Chief Executive Officer

Report on Review of Interim Condensed Consolidated Financial Statements

To the Shareholders of

SES S.A.

We have reviewed the accompanying condensed interim financial statements of SES S.A. (the “Company”), which comprise the interim condensed consolidated statement of financial position as at 30 June 2026, and the interim condensed consolidated income statement, interim condensed consolidated statements of comprehensive income, changes in shareholder’s equity and cash flows for the six-month period then ended, and material accounting policy information and other explanatory information.

Board of Directors’ responsibility for the interim condensed consolidated financial statements

The Board of Directors is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with IAS 34, “Interim Financial Reporting” as adopted by the European Union, and for such internal control as the Board of Directors determines is necessary to enable the preparation of interim condensed consolidated financial statements that are free from material misstatement, whether due to fraud or error.

PricewaterhouseCoopers Assurance, Société coopérative,
2 rue Gerhard Mercator, L-2182 Luxembourg
T : +352 494848 1, F : +352 494848 2900, www.pwc.lu

www.pwc.lu	Cabinet de révision agréé. Expert-comptable (autorisation ministérielle n°10181659)
R.C.S. Luxembourg B294273 - TVA LU36559370

Responsibility of the “Réviseur d’entreprises agréé”

Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review. We conducted our review in accordance with International Standard on Review Engagements (ISRE 2410 “Review of interim financial information performed by the independent auditor of the entity”) as adopted for Luxembourg by the “Institut des Réviseurs d’Entreprises”. This standard requires us to comply with relevant ethical requirements and conclude whether anything has come to our attention that causes us to believe that the condensed interim financial statements, taken as a whole, are not prepared in all material respects in accordance with the applicable financial reporting framework.

A review of condensed interim financial statements in accordance with ISRE 2410 is a limited assurance engagement. The “Réviseur d’entreprises agréé” performs procedures, primarily consisting of making inquiries of management and others within the Company, as appropriate, and applying analytical procedures, and evaluates the evidence obtained.

The procedures performed in a review are substantially less than those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these interim condensed consolidated financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed interim financial statements are not prepared, in all material respects, in accordance with IAS 34, “Interim Financial Reporting” as adopted by the European Union.

Luxembourg, 29 July 2026

PricewaterhouseCoopers Assurance, Société coopérative

Represented by

Tal Ribon

Interim condensed consolidated income statement

For the six-month period ended 30 June

€ million		2026	2025
Revenue	Note 6	1,602	978
C-band repurposing income		—	3
Other income		27	49
Other operating expenses	Note 7	(937)	(499)
Loss from derecognition of fixed asset		(33)	—
Fair value movement on contingent value rights	Note 5	72	—
Depreciation expense		(540)	(320)
Amortisation expense		(92)	(61)
Tangible and intangible assets impairment expense, net	Note 13	(106)	(73)

Operating profit / (loss)		(7)	77
Finance income		37	64
Finance costs		(192)	(99)

Net financing costs		(155)	(35)
Other non-operating income (expense)		(9)	2

Profit (loss) before income tax		(171)	44
Income tax benefit (expense)	Note 9	6	(26)

Profit (loss) for the interim period		(165)	18

Attributable to owners of the parent		(176)	14
Attributable to non-controlling interests		11	4
Basic and diluted earnings / (loss) per share (in euro)	Note 11
Class A shares		(0.46)	0.02
Class B shares		(0.18)	0.01

The notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statement of comprehensive income

For the six-month period ended 30 June

€ million		2026	2025
Profit / (loss) for the interim period		(165)	18
Items that may be reclassified subsequently to profit or loss
Impact of currency translation		141	(473)
Income tax effect		(6)	23

Total impact of currency translation, net of tax		135	(450)
Net investment hedge		(21)	27
Income tax effect		5	(7)

Total net investment hedge, net of tax		(16)	20
Cash flow hedges		—	(27)
Income tax effect		—	7

Cash flow hedges, net of tax		—	(20)
Fair value hedges	Note 10	31	(8)
Income tax effect		(8)	2

Fair value hedges, net of tax		23	(6)
Fair value movements on derivatives	Note 10	(38)	(1)

Total items that may be reclassified subsequently to profit or loss		104	(457)

Total other comprehensive income (loss) for the interim period, net of tax		104	(457)

Total comprehensive income (loss) for the interim period		(61)	(439)

Attributable to:
Owners of the parent		(74)	(441)
Non-controlling interests		13	2

The notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statement of financial position

€ million		30 June 2026	31 December 2025
Non-current assets
Property, plant and equipment		5,207	5,399
Assets in the course of construction		1,329	1,750

Subtotal		6,536	7,149
Intangible assets		3,063	2,810
Other financial assets		121	135
Derivatives		—	9
Lease receivable		12	13
Investments accounted for using the equity method		85	77
Prepayments		24	28
Income tax receivable		127	155
Trade and other receivables		84	91
Deferred customer contract costs		15	19
Deferred tax assets		550	644

Total non-current assets		10,617	11,130
Current assets
Inventories		218	196
Trade and other receivables		1,111	770
Deferred customer contract costs		8	8
Other financial assets		2	9
Prepayments		111	117
Income tax receivable		106	65
Cash and cash equivalents		918	1,075

Total current assets		2,474	2,240

Total assets		13,091	13,370

Equity
Attributable to the owners of the parent		2,555	2,623
Non-controlling interests		145	91

Total equity		2,700	2,714
Non-current liabilities
Borrowings		5,529	5,507
Provisions		49	46
Deferred income		602	522
Deferred tax liabilities		339	455
Other long-term liabilities		50	35
Contingent value rights	Note 5, Note 10	699	749
Employee benefit obligations		42	48
Derivative liabilities	Note 10	29	—
Lease liabilities		574	559
Fixed assets suppliers		96	164

Total non-current liabilities		8,009	8,085
Current liabilities
Borrowings		892	798
Provisions		48	64

€ million	30 June 2026	31 December 2025
Deferred income	246	303
Trade and other payables	895	1,032
Employee benefit obligations	1	1
Lease liabilities	105	76
Fixed assets suppliers	177	279
Income tax liabilities	18	18

Total current liabilities	2,382	2,571

Total liabilities	10,391	10,656

Total equity and liabilities	13,091	13,370

The notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statement of cash flows

For the six-month period ended 30 June

€ million		2026	2025
Profit (loss) before income tax		(171)	44
Income tax paid during the period	Note 9	(17)	(21)
Adjustment for non-cash items	Note 14	864	391

Consolidated operating profit adjusted for non-cash items and tax payments and before working capital changes		676	414
Changes in working capital		(370)	49

Net cash generated by operating activities		306	463
Cash flow from investing activities
Payments for purchases of intangible assets		(44)	(6)
Payments for purchases of tangible assets		(400)	(231)
Proceeds from sale of tangible assets		8	—
Interest received		10	102
Insurance claim received		22	49
Proceeds from sale of business		—	12
Net investment in equity-accounted investments		(5)	—
Other investing activities	Note 10	(3)	(20)

Net cash absorbed by investing activities		(412)	(94)

Free cash flow before financing activities		(106)	369
Cash flow from financing activities
Proceeds from borrowings	Note 4	727	1,304
Repayment of borrowings	Note 4	(663)	(11)
Proceeds from perpetual bond	Note 4	636	—
Redemption of perpetual bond	Note 4	(523)	(59)
Transaction costs in respect of undrawn facilities		—	(8)
Coupon paid on perpetual bond		(21)	(1)
Dividends paid on ordinary shares[1]	Note 8	(104)	(103)
Interest paid on borrowings		(136)	(63)
Payments for acquisition of treasury shares		(3)	—
Proceeds from treasury shares sold		18	—
Contributions from non-controlling interests	Note 4	41	—
Lease payments		(53)	(13)
Net movement on derivatives		14	—

Net cash generated (absorbed) by financing activities		(67)	1,046
Net foreign exchange movements		16	(321)
Net increase / (decrease) in cash and cash equivalents		(157)	1,094
Cash and cash equivalents at beginning of the period		1,075	3,521

Cash and cash equivalents at end of the period		918	4,615

[1]	Dividends are presented net of dividends received on treasury shares of EUR 7 million (2025: EUR 8 million).

The notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statement of changes in shareholders’ equity

For the six-month period ended 30 June 2026

	Attributable to owners of SES S.A.
€ million	Issued capital	Share premium	Treasury shares	Perpetual bond	Other reserves	Retained earnings	Fair value hedges	Fair value movements on derivatives	Foreign currency translation reserve	Total	Non- controlling interests	Total equity
At 31 December 2025	696	1,564	(181)	525	641	(95)	(9)	9	(527)	2,623	91	2,714
Result of the interim period	—	—	—	—	—	(176)	—	—	—	(176)	11	(165)
Other comprehensive income	—	—	—	—	—	—	23	(38)	117	102	2	104

Total comprehensive income (loss) for the interim period	—	—	—	—	—	(176)	23	(38)	117	(74)	13	(61)

Allocation of 2025 result	—	—	—	—	(95)	95	—	—	—	—	—	—
Cancellation of shares (Note 4)	(45)	(105)	150	—	—	—	—	—	—	—	—	—
Dividends on perpetual bond	—	—	—	—	(21)	—	—	—	—	(21)	—	(21)
Tax on perpetual bond	—	—	—	—	2	—	—	—	—	2	—	2
Issuance of perpetual bond (Note 4)	—	—	—	636	—	—	—	—	—	636	—	636
Redemption of perpetual bond (Note 4)	—	—	—	(525)	2	—	—	—	—	(523)	—	(523)

Transactions with owners in their capacity as owners:							—	—		—		—
Dividends provided for or paid (Note 8)[1]	—	—	—	—	(104)	—	—	—	—	(104)	—	(104)
Purchase of treasury shares	—	—	(10)	—	—	—	—	—	—	(10)	—	(10)
Share-based compensation expense	—	—	—	—	2	—	—	—	—	2	—	2
Exercise of share-based compensation	—	—	40	—	(16)	—	—	—	—	24	—	24
Income tax relating to treasury shares	—	—	—	—	—	—	—	—	—	—	—	—
Transactions with non-controlling interest and other movements	—	—	—	—	—	—	—	—	—	—	41	41

Total transactions with owners in their capacity as owners	—	—	30	—	(118)	—	—	—	—	(88)	41	(47)

At 30 June 2026	651	1,459	(1)	636	411	(176)	14	(29)	(410)	2,555	145	2,700

[1]	Dividends are presented net of dividends received on treasury shares of EUR 7 million.

The notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statement of changes in shareholders’ equity

For the six-month period ended 30 June 2025

	Attributable to owners of SES S.A.
€ million	Issued capital	Share premium	Treasury shares	Perpetual bond	Other reserves	Retained earnings	Foreign currency translation reserve	Total	Non- controlling interests	Total equity
At 31 December 2024	696	1,564	(198)	588	875	15	(117)	3,423	69	3,492
Result of the interim period	—	—	—	—	—	14	—	14	4	18
Other comprehensive income	—	—	—	—	(27)	—	(428)	(455)	(2)	(457)

Total comprehensive income (loss) for the interim period	—	—	—	—	(27)	14	(428)	(441)	2	(439)

Allocation of 2024 result	—	—	—	—	15	(15)	—	—	—	—
Redemption of perpetual bond	—	—	—	(63)	4	—	—	(59)	—	(59)
Coupon on perpetual bond	—	—	—	—	(1)	—	—	(1)	—	(1)
Tax on perpetual bond coupon	—	—	—	—	2	—	—	2	—	2

Transactions with owners in their capacity as owners:								—		—
Dividends provided for or paid (Note 8)[2]	—	—	—	—	(103)	—	—	(103)	—	(103)
Share-based compensation expense	—	—	—	—	1	—	—	1	—	1
Exercise of share-based compensation	—	—	13	—	(9)	—	—	4	—	4
Income tax relating to treasury shares	—	—	—	—	(19)	—	—	(19)	—	(19)

Total transactions with owners in their capacity as owners	—	—	13	—	(130)	—	—	(117)	—	(117)

At 30 June 2025	696	1,564	(185)	525	738	14	(545)	2,807	71	2,878

[2]	Dividends are presented net of dividends received on treasury shares of EUR 8 million.

The notes are an integral part of the interim condensed consolidated financial statements.

Notes to the interim condensed consolidated financial statements

As at, and for the six-month period ended, 30 June 2026 (“the Reporting Period”)

(€ million unless indicated otherwise)

Note 1 - Corporate information

SES S.A. (“the Company”) was incorporated on 16 March 2001 as a limited liability company (Société Anonyme) under Luxembourg law. References to “the Group” in the following notes are to the Company and its subsidiaries. SES trades under “SESG” on both the Luxembourg and Euronext Paris stock exchanges.

On 29 April 2025, the Company filed a registration statement on Form F-4 (as amended, File No. 333-286828; CIK No. 0001347408) with the United States Securities and Exchange Commission (“SEC”) in connection with the acquisition of Intelsat Holdings S.à r.l. and its subsidiaries (“Intelsat”), to register the Contingent Value Rights issued to Intelsat’s shareholders, as part of the consideration for the acquisition. The registration statement was declared effective by the SEC on 14 May 2025. As a result the Company became registered with the SEC and subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, as a foreign private issuer.

The Group’s interim condensed consolidated financial statements as at, and for the six-month period ended, 30 June 2026 (“the Interim Financial Statements”) were authorised for issue in accordance with a resolution of the directors on 29 July 2026 and have been reviewed but not audited.

Note 2 - Basis of preparation and accounting policies

Basis of preparation

The Interim Financial Statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as adopted by the European Union and hence do not include all the information and disclosures required in the Group’s annual consolidated financial statements. The Interim Financial Statements should therefore be read in conjunction with the Group’s annual consolidated financial statements as at, and for the year ended, 31 December 2025.

Material accounting policies

The accounting policies adopted in the preparation of the Interim Financial Statements are consistent with those applied in the preparation of the Group’s annual consolidated financial statements as at, and for the year ended, 31 December 2025.

A couple of amended standards and improvements to standards became applicable for the current reporting period. These standards and the impact of their adoption are disclosed below.

1.	Amendments to IFRS 9 and IFRS 7 – Classification and Measurement of Financial Instruments

On 30 May 2024, the IASB issued “Amendment to IFRS 9 and IFRS 7 – Classification and Measurement of Financial Instruments”. The amendments to IFRS 9 and IFRS 7 were endorsed by the EU and are effective for annual reporting periods beginning on or after 1 January 2026, with early application permitted. The adoption of these amendments did not have any impact on the financial position and performance of the Group.

2.	Annual improvements to IFRS – Volume 11

In July 2024, the IASB issued “Annual Improvements to IFRS Accounting Standards – Volume 11”, which amends the following standards: IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 7 Financial Instruments: Disclosures and its accompanying Guidance on implementing IFRS 7, IFRS 9 Financial Instruments, IFRS 10 Consolidated Financial Statements and IAS 7 Statement of Cash Flows. The amendments were endorsed by the EU and are effective for annual reporting periods beginning on or after 1 January 2026, with early application permitted. The adoption of these amendments did not have any impact on the financial position and performance of the Group.

New standards and interpretations not yet adopted

The below new standard is relevant for the Group and effective for annual periods beginning after 1 January 2027, and has not been early adopted in preparing the Interim Financial Statements:

1.	IFRS 18 Presentation and Disclosure in Financial Statements

On 9 April 2024, the IASB issued “IFRS 18 Presentation and Disclosure in Financial Statements”. This new standard focuses on updates to the statement of profit or loss. The key concepts introduced in IFRS 18 relate to the structure of the statement of profit or loss, required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (management-defined performance measures) and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

IFRS 18 will replace IAS 1, many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it might change what an entity reports as its “operating profit or loss”.

On 13 February 2026 IFRS 18 was endorsed by the EU and will apply for reporting periods beginning on or after 1 January 2027 and also applies to comparative information. The Group is assessing the impact to its consolidated financial statements of the changes in presentation and disclosure required by IFRS 18.

Note 3 - Significant accounting judgements and estimates

The preparation of the Interim Financial Statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

In preparing the Interim Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at, and for the year ended, 31 December 2025.

Note 4 - Significant changes in the current reporting period

The financial position and performance of the Group was particularly affected by the following events and transactions during the six-month period ended 30 June 2026, other than those mentioned in other notes:

New borrowings

On 5 February 2026, SES drew down EUR 125 million under the European Investment Bank financing facility signed in December 2024. The facility bears interest at a fixed rate of 3.639% per annum and has a maturity date of 5 February 2031.

On 18 March 2026, SES drew down EUR 600 million under its syndicated loan facility with a tenor of six months, maturing on 18 September 2026. This facility is provided by nineteen banks and has been structured as a 5-year multi-currency revolving credit facility for EUR 1,200 million. The interest payable is linked to a ratings grid: as at 30 June 2026 SES’s credit rating of BBB-/ Ba1 results in an interest margin of 80 basis points over six-months EURIBOR.

Repayment of borrowings

On 23 March 2026 SES repaid its EUR 650 million Eurobond issued under the EMTN programme.

Repurchase of Deeply Subordinated Fixed Rate Resettable Securities

On 11 March 2026 SES launched a cash tender offer for its outstanding EUR 525 million Deeply Subordinated Fixed Rate Resettable Securities (the “Tender Offer”), pursuant to which EUR 327 million were validly tendered. Following the Tender Offer, on 27 May 2026 SES redeemed the remaining outstanding balance of EUR 198 million through the exercise of its call option. The Group’s cash outflow in respect to the repurchase amounted to EUR 523 million and the repurchase resulted in a EUR 2 million gain being recorded in “Other reserves” in the Interim condensed consolidated statement of changes in shareholders’ equity.

Subordinated Perpetual with Automatic Conversion Events (“SPACE”) Hybrid Securities

On 24 March 2026 SES issued EUR 650 million of Perpetual Non-Call 5.25 years SPACE Hybrid securities. The securities bear a coupon of 7.375% per annum and are callable at par from 24 March 2031. The transaction is reflected net of transaction costs in the interim condensed consolidated statement of changes in shareholders’ equity under “Perpetual bond”. The securities have been classified as equity as they do not contain a contractual obligation for the Group to deliver cash or another financial asset and redemption is solely at the issuer’s discretion. Coupon payments are fully discretionary and any conversion upon specified trigger events is effected through the issuance of conversion beneficiary units rather than cash settlement.

Impairment losses on financial assets

The Group recognises impairment losses on financial assets based on expected credit losses. The measurement of impairment reflects management’s assessment of credit risk and the likelihood of recovery of amounts due, considering available information at the reporting date. Based on this assessment, the Group recognised an impairment loss of EUR 41 million during the six-month period ended 30 June 2026, which is reflected in the interim condensed consolidated income statement under “Other operating expenses”.

Loss from derecognition of tangible assets

In March 2026, SES recognised a loss of EUR 26 million on the derecognition of tangible assets due to termination of two satellite construction programs, which is reflected in the interim condensed consolidated income statement under “Loss from derecognition of fixed asset”.

Share buyback programme

On 17 June 2026, SES proceeded with a cancellation of the shares purchased under the share buy-back programme of 2 November 2023, as amended on 2 May 2024 and a consequent reduction of its share capital by EUR 45 million to EUR 651 million, and a reduction of its share premium account by EUR 105 million to EUR 1,459 million. The transactions are reflected in the interim condensed consolidated statement of changes in shareholders’ equity under “Issued capital” and “Share premium”.

Luxembourg government contribution into LuxGovSat S.A.

In February 2026 the State of the Grand Duchy of Luxembourg paid EUR 41 million for 13,666,667 Class A shares issued by LuxGovSat. The transaction is reflected in the interim condensed consolidated statement of changes in shareholders’ equity under “Transactions with non-controlling interest and other movements”.

Satellite manufacturing facility

On 11 June 2026 the Group entered into a contract for the design and construction of a satellite manufacturing facility in Luxembourg. On 12 June 2026, the Group entered into a preliminary agreement for the related land, with a 35-year lease expected to be finalised within three months. A lease liability of EUR 27 million was recognised in this respect.

Capital expenditure commitments

As part of the Company’s capital expenditure programme, it entered into additional capital commitments of EUR 795 million during the six-month period ended 30 June 2026, which are expected to be settled between 2026 and 2029. These commitments include EUR 61 million related to the procurement of satellites in connection with the FCC’s proposed repurposing of Upper C-band frequencies - and for which reimbursement is expected.

Note 5 - Business combinations

Acquisition of Intelsat Holdings S.à r.l. (“Intelsat”)

Details of this business combination, including provisional amounts of the net assets acquired and goodwill, were disclosed in Note 4 of the Group’s consolidated financial statements for the year ended 31 December 2025.

Based on information subsequently obtained regarding facts and circumstances that existed as of the acquisition date, the Group has now finalised the purchase price allocation exercise.

The final fair values of the assets and liabilities recognized as a result of the acquisition, translated from USD to EUR at the transaction rate of USD 1.1602, are as follows:

€ million	Preliminary	Change	Final
Property, plant and equipment	2,880	—	2,880
Assets in the course of construction	829	(265)	564
Intangible assets	460	(4)	456
Other financial assets non-current	154	—	154
Investments accounted for using the equity method	72	3	75
Lease receivable non-current	12	—	12
Prepayments non-current	13	—	13
Trade and other receivables non-current	31	—	31
Deferred customer contract costs non-current	21	—	21
Income tax receivable non-current	46	—	46
Inventories	164	5	169
Trade and other receivables	392	—	392
Deferred customer contract costs current	7	—	7
Prepayments current	71	—	71
Income tax receivable	30	4	34
Cash and cash equivalents	769	—	769
Other financial assets current	7	—	7
Borrowings non-current	(2,631)	—	(2,631)
Provisions non-current	(50)	—	(50)
Deferred income non-current	(322)	—	(322)
Deferred tax liabilities	(216)	25	(191)
Other long-term liabilities	(20)	—	(20)
Lease liabilities non-current	(560)	1	(559)
Employee benefit obligation non-current	(31)	—	(31)
Fixed assets suppliers non-current	(59)	—	(59)
Accrued interest on borrowings	(57)	—	(57)
Provisions current	(24)	—	(24)
Deferred income current	(130)	—	(130)
Trade and other payables	(427)	—	(427)
Lease liabilities current	(61)	—	(61)
Employee benefit obligation current	(1)	—	(1)
Fixed assets suppliers current	(22)	(3)	(25)
Income tax liabilities	(12)	(3)	(15)
Net identifiable assets acquired	1,335	(237)	1,098
Less: Non-controlling interests	(26)	—	(26)
Add: Goodwill*	1,700	237	1,937

Net assets acquired	3,009	—	3,009

*	Non-deductible for tax purposes

Contingent Value Rights

On 30 June 2026, the U.S. Federal Communications Commission (“FCC”) announced that it would consider at its Open Meeting on 22 July 2026 a Report and Order providing for the repurposing of 160 MHz of Upper C-Band spectrum. On 1 July 2026, the FCC released the draft Report and Order, which outlined the proposed regulatory framework, including the planned spectrum clearing process, implementation timeline and incentive payment mechanism. Subsequent to the reporting date, on 22 July 2026, the FCC adopted the Report and Order. The decision is consistent with, and confirms, the key assumptions reflected in the valuation of the CVRs as at 30 June 2026, including the proposed repurposing of 160 MHz of Upper C-Band spectrum and the overall implementation timeline.

The CVRs were remeasured at 30 June 2026 at the fair value of EUR 699 million, equivalent to USD 797 million translated at the closing FX rate of USD 1.1394, and the resulting decrease of EUR 72 million, including a currency translation impact of EUR 22 million, is presented in the “Fair value movement on contingent value rights” line of the consolidated income statement. The change in fair value from the year-end to 30 June 2026 was attributable to an increase in the probability of the FCC obtaining auction authority to repurpose a portion of the Applicable Spectrum, updates to the expected amounts and timing of the incentive payments, reflecting the proposed Upper C-band repurposing implementation schedule and changes in the discount rate.

The fair value of the CVRs was determined using a probability-weighted discounted cash flow model. Certain assumptions used in determining the fair value include the probability of successful and timely spectrum clearing, applicable tax rates, the expected timing of proceeds, and the discount rate applied to the projected cash flows.

As at 30 June 2026 there is a range of potential outcomes associated with this contingent consideration and management provides below a sensitivity analysis based on two of the key valuation parameters.

•	Discount rate sensitivity

The discount rate applied to the expected future cash flows was adjusted by ±1 percentage point. This adjustment results in an approximate decrease or increase of around EUR 35 million in the CVR liability.

•	Probability of the satellite operators successfully clearing the spectrum sensitivity

The probability of the satellite operators successfully clearing the spectrum was adjusted by ±1 percentage point. This adjustment results in an approximate increase or decrease of around EUR 9 million in the CVR liability.

Note 6 - Revenue

Revenue by category

The Group’s revenue analysis from the point of view of category and timing can be found below:

Six-month period ended June 30, 2026 € million	Revenue recognised at a point in time	Revenue recognised over time	Total
Revenue from contracts with customers	97	1,482	1,579
Lease income	—	23	23

Total	97	1,505	1,602

Six-month period ended June 30, 2025 € million	Revenue recognised at a point in time	Revenue recognised over time	Total
Revenue from contracts with customers	18	932	950
Lease income	3	25	28

Total	21	957	978

Revenue from contracts with customers recognised at a point in time is mainly related to sales of equipment.

Revenue by country

The Group’s revenue from external customers analysed by country using the customer’s billing address is as follows:

Six-month period ended 30 June
€ million	2026	2025
Luxembourg (SES country of domicile)	112	73
United States of America	671	374
Germany	150	152
United Kingdom	90	74
France	51	36
Others – Europe	125	104
Others	403	165

Total	1,602	978

No single customer accounted for 10%, or more, of total revenue for the six-month period ended 30 June 2026, or 2025.

Note 7 - Other operating expenses

Other operating expenses includes the following types of expenditure:

	Six-month period ended 30 June
€ million	2026	2025
Rental of third-party satellite capacity	143	81
Equipment	88	23
Customer support costs	153	85
Rental of satellite capacity from joint ventures	23	—
Other cost of sales	40	32

Cost of sales	447	221

Staff costs	278	165
Staff-related restructuring charges*	11	4
Staff-related integration activities*	8	—

Staff costs	297	169

Other operating expenses	146	76
Impairment losses / (reversals) on financial assets	41	(3)
Other integration activities*	3	32
Other charges non-recurring*	3	4

Other operating expenses	193	109

Total other operating expenses	937	499

*	Staff costs and other operating expenses include restructuring charges, costs associated with integration activities and other charges of non-recurring in nature.

Note 8 - Dividends declared and paid during the period

SES shareholders approved on 2 April 2026 a dividend of €0.50 per A-share (€0.20 per B-share). An interim dividend was paid on 16 October 2025 when shareholders received €0.25 per A-share (€0.10 per B-share).

The remaining dividend was paid net of withholding tax (2026: EUR 12 million, 2025: EUR 12 million).

Gross dividends declared during the period were:

	Six-month period ended 30 June
€ million	2026	2025
Class A dividend EUR 0.50 (2025: EUR 0.50)	186	186
Class B dividend EUR 0.20 (2025: EUR 0.20)	37	37

Total	223	223

Gross dividends paid during the period were:

	Six-month period ended 30 June
€ million	2026	2025
Class A dividend EUR 0.25 (2025: EUR 0.25)	93	93
Class B dividend EUR 0.10 (2025: EUR 0.10)	18	18

Total	111	111

Note 9 - Income tax

The income tax benefit of EUR 6 million recognised for the six-month period ended 30 June 2026 comprises the current income tax expense for the period of EUR 1 million and the net deferred income tax benefit of EUR 7 million. The current income tax expense is primarily tax on cross border related party payments and withholding tax charges in various jurisdictions. The deferred income tax benefit is driven primarily by a tax benefit of EUR 32 million associated with the Company’s active trade or business of a foreign corporation in the United States, a tax benefit of EUR 51 million related to the impact of depreciation deductions in the United States, and tax expense in Luxembourg of EUR 79 million related to the utilisation of net operating losses partially offset by tax benefits recognised on impairment losses.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss on a full-year basis.

Tax paid during the six-month period ended 30 June 2026 of EUR 17 million was lower than in the prior period (2025: EUR 21 million) mainly due to prior year tax return payments made in 2025, withholding tax refunds received in the current year, partially offset by estimated tax payments made in the current year.

Luxembourg fiscal unity

The investments made by the Group in the period, mainly in the framework of the procurement programmes for the mPOWER constellation, gave rise to investment tax credits (“ITCs”) of EUR 6 million.

Considering the total tax losses carried forward and future taxable income based on the most recent business plan information for Luxembourg entities, the Company has concluded that current year ITCs cannot be fully used due to a 10-year carry forward limitation rule. Therefore no deferred tax asset for ITCs was recorded for the period.

OECD Pillar Two Regulations

The Group is within the scope of the OECD Pillar Two model rules. Pillar Two legislation was enacted in Luxembourg, the jurisdiction in which the Ultimate Parent Entity is incorporated and came into effect from 1 January 2024. The Group applies the exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 issued in May 2023.

The Group applies Income Inclusion Rule (“IIR”) for all jurisdictions where Qualifying Domestic Minimum Top-Up Tax

(“QDMTT”) rules were not enacted.

Management assessed whether any significant changes occurred during the six months ended 30 June 2026 that could materially affect the Group’s Pillar Two position. Based on the Transitional Safe Harbour assessment performed for 2025, the statutory tax rates in the relevant jurisdictions, the tax profile of the Group entities and the absence of significant transactions during the period, management does not expect any material Pillar Two top-up tax liability to arise.

Accordingly, no material current tax expense related to Pillar Two has been recognised for the period.

Note 10 - Fair value management of financial instruments

Unless otherwise stated, the fair value of each class of financial assets and liabilities measured at amortised cost approximates their carrying amount. To that effect, for instruments carried at amortised cost, the Group determined that the fair value at origination date approximates the carrying amount, either due to the short-term nature of the instruments, or because the stated rates are close to the prevailing market rates and / or there were no significant origination costs at origination date.

For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm’s-length market transactions; reference to the current market value of another instrument, which is substantially the same; discounted cash flow analysis; and option pricing models.

The fair value of the contingent value rights was determined using a probability-weighted model.

The Group values cash and cash equivalents at fair value using observable inputs being credit ratings of financial institutions where it has cash and cash equivalents. For Level 2 non-listed borrowings, the Group uses market interest rates and discounted cash flows method.

The fair value of the cross-currency swap as at 30 June 2026 was a liability of EUR 29 million (2025: asset of EUR 9 million) and is presented under “Derivative liabilities” in the interim condensed consolidated statement of financial position. The change in fair value of EUR 38 million for the six-month period ended 30 June 2026 (2025: EUR 1 million) is presented under “Fair value movements on derivatives” in the interim condensed consolidated statement of comprehensive income.

The fair value hedge in respect of the spot component changes of the swap derivative amounts to EUR 31 million for the six-month period ended 30 June 2026 (2025: EUR 8 million) and is presented under “Fair value hedges” in the interim condensed consolidated statement of comprehensive income.

Differences were identified in the following category of financial instruments:

	Carried at amortised cost
€ million	30 June 2026	31 December 2025
Borrowings – Level 1	4,462	5,090
Borrowings – Level 2	1,959	1,215

Total borrowings*	6,421	6,305

*	Fair value of the borrowings at 30 June 2026 is EUR 6,227 million (2025: EUR 6,058 million).

The following table presents the Group’s financial assets and liabilities which are measured at fair value:

	30 June 2026		31 December 2025
€ million	Fair value asset	Fair value liability	Fair value asset	Fair value liability
Cash and cash equivalents – Level 2	918	—	1,075	—
Other financial assets – Level 1	3	—	2	—
Other financial assets – Level 3	117	—	127	—
Derivatives: Cross-currency swap – Level 2	—	29	9	—
Contingent value rights – Level 3	—	699	—	749

Of which: Non-current	118	728	135	749
Of which: Current	920	—	1,078	—

Other financial assets at 30 June 2026 also include EUR 3 million (year-end 2025: EUR 15 million) representing financial assets measured at amortised cost.

Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 financial assets measured at fair value for the six-month period ended 30 June 2026:

€ million	Unlisted equity securities	Unlisted debt securities	Other financial assets	Total
As at 1 January 2026	91	19	17	127
Recognized in profit or loss*	(11)	1	—	(10)
Purchases**	4	—	—	4
Other changes***	1	1	(6)	(4)

As at 30 June 2026	85	21	11	117

*	Includes unrealized losses recognized in profit or loss attributable to balances held at the end of the reporting period
**	Includes purchase of securities and exercise of warrants
***	Includes interest, exchange rate differences, and decreases in collateral

The following table presents the changes in Level 3 financial liabilities measured at fair value for the six-month period ended 30 June 2026:

€ million	Contingent value rights
As at 1 January 2026	749
Fair value recognized in profit or loss*	(72)
Other changes**	22

As at 30 June 2026	699

*	Includes unrealized losses recognized in profit or loss attributable to balances held at the end of the reporting period
**	Includes exchange rate differences

There were no transfers between Level 1 and 2 during the current or prior period.

The following table summarises the quantitative information about the significant unobservable inputs used in Level 3 fair value measurements (see above for the valuation techniques adopted) and how a reasonable change in the input would affect the fair value:

Description	Fair value at 30 June 2026 (€ million)	Valuation technique	Unobservable inputs	Unobservable inputs
Unlisted equity securities	85	Various	Various
Unlisted debt securities	21	Option pricing model	Discount rate, volatility	The higher the discount rate the lower the fair value, and the higher the volatility, the higher the fair value
Other financial assets	11	Discounted cash flow	Discount rate	The higher the discount rate, the lower the fair value
CVRs	699	Discounted cash flow	Discount rate (8.6% - 9.6%, average 9.1%), probability	Refer to Note 5

There were no significant interrelationships between unobservable inputs that materially affect fair values.

The main Level 3 inputs used by the Group and the external valuation firm are derived and evaluated as follows:

•	Discount rates for financial assets and financial liabilities are determined using bond yield rates and other factors.

•	Volatility is based on guideline public company observations.

Given that the transactions above do not create significant open positions on the consolidated condensed statement of financial position, there is no significant change in the foreign currency risk and the interest rate risk exposures compared to the year ended 31 December 2025.

Note 11 - Earnings per share

Earnings per share and diluted earnings per share have been computed consistently with the prior period.

For the six-month period ended 30 June 2026, basic loss per share of EUR 0.46 per Class A share (2025: basic earnings per share of EUR 0.02), and EUR 0.18 per Class B share (2025: basic earnings per share of EUR 0.01) have been calculated on the following basis:

Profit / (loss) attributable to the owners of the parent for calculating basic earnings / (loss) per share, adjusted to include the assumed coupon net of tax:

	Six-month period ended 30 June
€ million	2026	2025
Profit (loss) attributable to owners of the parent	(176)	14
Assumed coupon on perpetual bond (net of tax)	(14)	(5)

Total	(190)	9
Split between:
Class A shares (in million)[1]	(158)	7

Class B shares (in million)[2]	(32)	2

[1]	Calculated as 83% of adjusted profit attributable to owners of the parent, based on the weight of the Class A weighted average number of shares out of the total shares.
[2]	Calculated as 17% of adjusted profit attributable to owners of the parent, based on the weight of the Class B weighted average number of shares out of the total shares.

Assumed coupon accruals of EUR 14 million (net of tax) for the six-month period ended 30 June 2026 (2025: EUR 5 million) related to the Perpetual Bonds in issue have been considered for the calculation of the basic and diluted earnings available for distribution.

The weighted average number of shares, net of own shares held, and adjusted to reflect the relative economic rights of the Class A shares and Class B shares for calculating basic earnings per share was as follows:

	Six-month period ended 30 June
	2026	2025
Class A shares (in million)	345.8	343.6
Class B shares (in million)[1]	69.5	69.5

Total	415.3	413.1

[1]	Weighted average number of Class B shares of 173.8 (2025: 173.8) (in million), net of own shares held, was multiplied by 40% considering the relative economic rights.

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares which are primarily related to the share-based compensation plans. A calculation is done to determine the number of shares that could have been acquired at fair value based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options and the difference, if it results in a dilutive effect, is considered to adjust the weighted average number of shares.

For the six-month period ended 30 June 2026, diluted loss per share of EUR 0.46 per Class A share (2025: diluted earnings per share of EUR 0.02), and EUR 0.18 per Class B share (2025: diluted earnings per share of EUR 0.01) have been calculated on the following basis:

Profit / (loss) attributable to the owners of the parent for calculating diluted earnings / (loss) per share is consistent with the one above for calculating basic earnings per share. The weighted average number of shares, net of own shares held, and adjusted in order to reflect the relative economic rights of the Class A shares and Class B shares for calculating diluted earnings per share was as follows:

	Six-month period ended 30 June
	2026	2025
Class A shares (in million)	345.8	347.8
Class B shares (in million)[1]	69.5	69.5

Total	415.3	417.3

[1]	Weighted average number of Class B shares of 173.8 (2025: 173.8) (in million), net of own shares held, was multiplied by 40% considering the relative economic rights.

Note 12 - Related party transactions

During the six-month period ended 30 June 2026, the Company generated revenue of EUR 18 million (2025: EUR 16 million) with departments of the government of the Grand Duchy of Luxembourg.

Except as otherwise disclosed in Note 4 - Significant changes in the current reporting period, no other related party transactions have occurred during the six-month period ended 30 June 2026 which have a significant impact on the financial position or results of the Group.

Note 13 - Analysis of impairment indicators

In reviewing the valuations of assets in the framework of its analysis of impairment indicators as of 30 June 2026, management reviewed the results of operations, specific transactions and events of the period, and more general changes in conditions in the Group’s markets. Management also considered the impact of internal and external factors on the discount rates used to discount the Group’s future cash flows.

The conclusion of this analysis was that there were indicators of asset impairment in connection with certain of the Group’s GEO orbital slot rights and satellites requiring a more detailed analysis as to the recoverable amount of those assets. Arising from this analysis, EUR 106 million (2025: EUR 73 million) of impairment charges were recorded during the six-month period ended 30 June 2026, of which EUR 8 million (2025: EUR 45 million) relates to orbital slot rights and EUR 98 million (2025: EUR 28 million) relates to satellites, being the difference between their net book value of EUR 605 million and the value in use of EUR 499 million. The after-tax discount rate applied to these slot and satellite assets was 9.1% (2025: 8.5%). The impairment charges are related to commercial developments in the period, changes in foreign exchange rates applied to future cash flows, and an increase in discount rates.

Other than the above, no additional impairment indicators for intangible assets or property, plant and equipment were identified.

Note 14 - Cash flow information

Other non-cash items relate to the following:

	Six-month period ended 30 June
€ million	2026	2025
Fixed assets depreciation, amortisation and impairment expense	738	454
Interest expense on borrowings	115	69
Fair value movement on contingent value rights	(72)	—
Impairment losses / (reversals) on financial assets	41	(3)
Loss from derecognition of fixed asset	33	—
Interest income	(10)	(63)
Other non-cash items	19	(66)

Adjustment for non-cash items	864	391

Note 15 - Events occurring after the reporting date

Other than the FCC decision referred to in Note 5 - Business combinations, there were no material events occurring between the reporting date and the date when the Interim Financial Statements were authorised by the Board of Directors.

Note 16 - Alternative performance measures

SES regularly uses alternative performance measures to present the performance of the Group.

These measures may not be comparable to similarly titled measures used by other companies and are not measurements under IFRS or any other body of generally accepted accounting principles and thus should not be considered substitutes for the information contained in the Group’s financial statements.

i.	Net debt

Net debt is defined as current and non-current borrowings plus current and non-current lease liabilities, less cash and cash equivalents, all as disclosed on the consolidated statement of financial position. The Group believes that net debt is relevant to investors, since it gives an indication of the absolute level of non-equity funding of the business. This can be compared to the income and cash flows generated by the business, and available undrawn facilities.

The following table reconciles net debt to the relevant balance sheet line items:

€ million	30 June 2026	31 December 2025
Borrowings – non-current	5,529	5,507
Borrowings – current	892	798
Borrowings – total	6,421	6,305
Lease liabilities – non-current	574	559
Lease liabilities – current	105	76
Add: Lease liabilities – total	679	635
Less: Cash and equivalents	(918)	(1,075)

Net debt[1]	6,182	5,865

[1]	Net debt excludes current and non-current fixed asset suppliers. Including these, net debt as at 30 June 2026 was EUR 6,455 million (2025: EUR 6,308 million).

ii.	EBITDA and EBITDA Margin

EBITDA is defined as profit or loss for the period before the impact of depreciation, amortisation, net financing costs and income tax. EBITDA Margin is defined as EBITDA divided by the sum of revenue and other income including C-band repurposing income. The Group believes that EBITDA and EBITDA margin are useful supplemental indicators that may be used to assist in evaluating a Company’s operating performance.

The following table reconciles EBITDA to the income statement line items from which it is derived:

	Six-month period ended 30 June
€ million	2026	2025
Profit before tax	(171)	44
Add: Depreciation expense	540	320
Add: Property, plant and equipment impairment	98	28
Add: Amortisation expense	92	61
Add: Intangibles impairment charge	8	45
Add: Net financing costs	155	35
Add: Other non-operating income / expenses (net)	9	(2)

EBITDA	731	531

The following table provides a reconciliation of EBITDA Margin:

	Six-month period ended 30 June
€ million	2026	2025
Revenue	1,602	978
C-band repurposing income	—	3
Other income	27	49
EBITDA	731	531

EBITDA margin (%)	44.9%	51.6%

iii.	Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA is defined as EBITDA adjusted to exclude “significant special items”. Significant special items need to be approved as such by management and individually exceed a threshold of EUR 5 million at first recognition. The current significant special items relate primarily to fair value movement on contingent value rights, loss from derecognition of fixed assets, non-recurring impairment losses on financial assets, restructuring charges, costs associated with the development and/or implementation of merger and acquisition activities, as well as specific business taxes of a non-recurring nature.

The following table reconciles Adjusted EBITDA to the income statement line items from which it is derived:

	Six-month period ended 30 June
€ million	2026	2025
EBITDA	731	531
Adjust for significant special items:
Deduct: C-band repurposing income	—	(3)
Deduct: Other income non-recurring[1]	(22)	(49)
Add: C-band repurposing expenses	—	2
Add: Other significant special items	24	40
Add: Impairment losses on financial assets non-recurring	31	—
Add: Loss from derecognition of fixed asset	33	—
Add: Fair value movement on contingent value rights	(72)	—

Adjusted EBITDA	725	521

[1]	mPower insurance claims

Other significant special items include restructuring charges of EUR 10 million (2025: EUR 6 million), costs associated with the development and/or implementation of merger and acquisition activities of EUR 11 million (2025: EUR 32 million) and EUR 3 million of other infrastructure charges of non-recurring nature (2025: EUR 2 million).

Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by revenue. The following table provides a reconciliation of the Adjusted EBITDA Margin:

	Six-month period ended 30 June
€ million	2026	2025
Revenue	1,602	978
Other income	5	—
Adjusted EBITDA	725	521

Adjusted EBITDA margin (%)	45.2%	53.3%

iv.	Adjusted Net Debt

Adjusted Net Debt is defined as current and non-current borrowings, plus current and non-current lease liabilities, less cash and cash equivalents (excluding amounts subject to contractual restrictions), excluding 50% of the Group’s Perpetual Bonds classified as borrowings and including 50% of the Group’s Perpetual Bonds classified as equity. The treatment of the Group’s Perpetual Bonds is consistent with rating agencies’ methodology. The Group believes that Adjusted Net Debt is relevant to investors, since it gives an indication of the absolute level of non-equity funding of the business. This can be compared to the income and cash flows generated by the business, and available undrawn facilities.

The following table reconciles Adjusted Net Debt to the relevant line items on the statement of financial position from which it is derived:

€ million	30 June 2026	31 December 2025
Borrowings – non-current	5,529	5,507
Borrowings – current	892	798

Borrowings – total	6,421	6,305

Lease liabilities – non-current	574	559
Lease liabilities – current	105	76

Add: Lease liabilities – total	679	635

Add: 50% of the Group’s EUR 650 million (2025: EUR 525 million) of perpetual bonds	325	263
Deduct: 50% of the Group’s EUR 1 billion hybrid dual-tranche bond (2025: EUR 1 billion)	(500)	(500)
Less: Cash and cash equivalents	(918)	(1,075)
Add: Cash and cash equivalents subject to contractual restrictions	215	401

Adjusted net debt	6,222	6,029

v.	Adjusted Net Profit and Adjusted Earnings per Share

Adjusted Net Profit is defined as profit or loss of the period attributable to shareholders of the group adjusted to exclude the after-tax impact of significant special items (as defined above) and impairment charges and related valuation allowance adjustments on deferred tax assets on ITCs, as well as the tax impact of impairment charges on shareholdings arising at the Company or subsidiary level.

The tax rate applied to other significant special items and impairment expenses represents the computed weighted average tax rate of the relevant jurisdictions:

	Six-month period ended 30 June
€ million	2026	2025
Profit of the group attributable to shareholders of the parent	(176)	14
C-band net income	—	(1)
Other income non-recurring[1]	(22)	(49)
Other significant special items	24	63
Fair value movement on contingent value rights	(72)	—
Loss from derecognition of fixed asset	33	—
Impairment losses on financial assets non-recurring	31	—
Impairment expenses	106	73

Add: Total significant special items	100	86

Tax on other significant special items, at 23% (2025: 24%)	1	(4)
Tax on fair value movement on contingent value rights, at 0% (2025: nil)	—	—
Tax on loss from derecognition of fixed asset, at 4% (2025: nil)	(1)	—
Tax on impairment losses on financial assets non-recurring, at 3% (2025: nil)	(1)	—
Tax on impairment expenses, at 11% (2025: 26%)	(12)	(19)

Less: Tax on significant special items	(13)	(23)

Adjusted net profit / (loss)	(89)	77

[1]	mPower insurance claims
[2]

Other significant special items include restructuring charges of EUR 10 million (2025: EUR 6 million), costs associated with the development and/or implementation of merger and acquisition activities of EUR 11 million (2025: EUR 55 million) and EUR 3 million of other infrastructure charges of non-recurring nature (2025: EUR 2 million). Costs associated with the development and/or implementation of merger and acquisition activities include net financing charges of EUR 0 million (2025: EUR 23 million).

Adjusted earnings per share has been calculated on the following basis:

	Six-month period ended 30 June
€ million	2026	2025
Adjusted net profit	(89)	77
Assumed coupon on perpetual bond (net of tax)	(14)	(5)

Total	(103)	72

Split between:

Class A shares (in million)[1]	(85)	60

Class B shares (in million)[2]	(18)	12

[1]	Calculated as 83% of adjusted net profit attributable to owners of the parent, based on the weight of the Class A weighted average number of shares out of the total shares.
[2]	Calculated as 17% of adjusted net profit attributable to owners of the parent, based on the weight of the Class B weighted average number of shares out of the total shares.

The weighted average number of shares, net of own shares held and adjusted to reflect the economic rights, for calculating adjusted earnings per share – unchanged from the numbers of shares applied in the calculation of basic earnings per share (Note 11):

	Six-month period ended 30 June
	2026	2025
Class A shares (in million)	345.8	343.6
Class B shares (in million)[1]	69.5	69.5

Total	415.3	413.1

[1]	Weighted average number of Class B shares of 173.8 (2025: 173.8) (in million), net of own shares held, was multiplied by 40% considering the relative economic rights.

	Six-month period ended 30 June
Adjusted earnings per share	2026	2025
Class A shares	(0.25)	0.17
Class B shares	(0.10)	0.07

vi.	Free cash flow before equity distributions and treasury activities

	Six-month period ended 30 June
€ million	2026	2025
Net cash generated by operating activities	306	463
Net cash absorbed by investing activities	(412)	(94)

Free cash flow before financing activities	(106)	369

Coupon paid on perpetual bond	(21)	(1)
Interest paid on borrowings	(136)	(63)
Lease payments	(53)	(13)

Free cash flow before equity distributions and treasury activities	(316)	292

vii.	Adjusted Net Operating Cash Flow

Adjusted Net Operating Cash Flow is defined as Net operating cash flow excluding the effect of cash flows generated by significant special items.

	Six-month period ended 30 June
€ million	2026	2025
Net cash generated by operating activities	306	463
Decrease in IRIS[2] restricted cash	186	16
Payments in respect of other significant special items[1]	30	50
C-band operating cash flows	—	(49)

Exclude: Total cash outflows related to significant special items	216	17

Adjusted net operating cash flow	522	480

[1]

Payments in respect of other significant special items mainly relate to outflows associated with the development and/or implementation of merger and acquisition activities of €25 million , restructuring related outflows of €4 million, as well as €1 million other payments of non-recurring nature.

viii.	Adjusted Free Cash Flow

Adjusted Free Cash Flow is defined as Free cash flow before financing activities excluding the effect of cash flows generated by significant special items.

	Six-month period ended 30 June
€ million	2026	2025
Free cash flow before equity distributions and treasury activities	(316)	292
C-band cash flows	—	(93)
Insurance claim received	(22)	(49)
Proceeds from sale of business	—	(12)
Decrease in IRIS2 restricted cash	186	16
Proceeds from sale of tangible assets	(8)	—
Payments in respect of other significant special items[1]	30	39

Exclude: Total cash outflows / (inflows) related to significant special items	186	(99)

Adjusted free cash flow	(130)	193

[1]

Payments in respect of other significant special items mainly relate to outflows associated with the development and/or implementation of merger and acquisition activities of €25 million , restructuring related outflows of €4 million, as well as €1 million other payments of non-recurring nature.

ix.	Constant FX

Movements in foreign exchange rates have impact on SES’s results of operations. SES’s management reviews the variance of certain of its results, including revenue and adjusted EBITDA, at constant rates of exchange. Thus, when analysing the performance of the Group against the prior period figures, these are presented both as reported and at “constant FX”, whereby they are recomputed using the prevailing exchange rates for each corresponding month of the current period. SES calculates these financial measures at constant rates of exchange based on a retranslation of prior year measures at current year prevailing exchange rates for each corresponding month of the current period. SES does not adjust for the normal transactional gains and losses in operations that are generated by exchange movements.

Although SES does not believe that these measures are a substitute for IFRS measures, SES does believe that such results excluding the impact of currency fluctuations year-on-year provide additional useful information to investors regarding the operating performance on a local currency basis.

Revenue by business unit

At constant FX, the revenue allocated to the relevant business units developed as follows:

	Six-month period ended 30 June		Change Favourable +/- Adverse (constant FX)
		Constant FX
€ million	2026	2025
SES Media	571	390	46.5%
SES Networks	1,018	538	89.0%

Sub-total	1,589	928	71.2%
Other[1]	13	1	n/m

Group Total	1,602	929	72.4%

n/m = not meaningful (a variance of more than 100% or less than - 100%)

[1]	Other includes revenue not directly applicable to SES Video or SES Networks

The performance of the Group against the prior period figures at constant FX developed as follows:

	Six-month period ended 30 June		Change Favourable +/- Adverse (constant FX)
		Constant FX
€ million	2026	2025
Revenue	1,602	929	72.4%
C-band repurposing income	0	3	(82.1%)
Other income	27	48	(43.8%)
Operating expenses	(937)	(478)	96.1%
Fair value movement on contingent value rights	72	0	n/m
Loss from derecognition of fixed asset	(33)	0	n/m
EBITDA	731	502	45.4%
EBITDA margin (%)	44.9%	51.3%	(6.4%)
Depreciation and impairment	(638)	(332)	92.3%
Amortisation and impairment	(100)	(102)	2.0%

Operating (loss)/profit	(7)	68	109.9%

n/m = not meaningful (a variance of more than 100% or less than - 100%)